Exhibit 4.1

Description of Common Stock

We are authorized to issue up to 900,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $1.00 per share. The holders of shares of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders may not cumulate their votes in elections of directors.

The rights of holders of common stock may be limited or affected by the designation and issuance of one or more series of preferred stock. Preferred stock may be issued from time to time in one or more series and, subject to limitations prescribed by law and in the Company’s certificate of incorporation, the Board of Directors is authorized to establish from time to time the number of preferred shares to be included in any such series and to fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any, of the preferred shares of each such series and the qualifications, limitations or restrictions thereof.

Holders of shares of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors of Coeur Mining (the “Board”) out of funds legally available therefor and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities, subject in each case to preferences that may be applicable to any shares of preferred stock outstanding at the time. There are no preemption, redemption, sinking fund or conversion rights applicable to our common stock.

The Registrant’s common stock is listed on the New York Stock Exchange under the trading symbol “CDE.”

Provisions of our Certificate of Incorporation, as amended (the "Certificate") and our Amended and Restated Bylaws (the “Bylaws”) may delay or discourage transactions involving an actual or potential change in control of the Company or change in its management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that its stockholders might otherwise deem to be in their best interests. Among other things, the Certificate and Bylaws:

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provide that, except for a vacancy caused by the removal of a director as provided in the Bylaws, a vacancy on the Company’s Board may be filled by a person selected by a majority of the remaining directors then in office, whether or not less than a quorum;

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provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner and comply with requirements as to the form and content of such notice;

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provide that a stockholder, or group of up to 20 stockholders, that has owned continuously for at least three years shares of common stock representing an aggregate of at least three percent of the Company’s outstanding shares of common stock, may nominate and include in the Company’s proxy materials director nominees of the greater of two or 20% of the number of directors then in office, provided that the stockholder(s) and nominee(s) satisfy the requirements in the Bylaws; and

•	do not provide for cumulative voting rights for the election of directors.